September 26, 2022

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Ajia Innogroup Holdings, Ltd.

Annual Report on Form 10-K

Filed September 28, 2021

File No. 333-206450

Dear Ms. Beysolow and Ms. Ransom:

Ajia Innogroup Holdings, Ltd., a Nevada corporation (the “Company”), has received and reviewed your letter of September 2, 2022, pertaining to the Company’s Annual Report on Form 10-K (the “Annual Report”) filed on September 28, 2021, as amended, with the Securities & Exchange Commission (the “Commission”). Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 2, 2022.

Form 10-K for the fiscal year ended June 30, 2021 filed August 5, 2022 Item 1. Business, page 4

1. We note your response to comment 4 and your indication that you have not had any cash transfers with your subsidiary in China, however, the comment is intended to address how cash is transferred through your organization including your businesses in Hong Kong. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the parent company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. In this regard, we note your response that there are no foreign exchange restrictions in Hong Kong, however, until there is a sale of your China business this comment is intended to address restrictions and your ability to transfer cash among all of your current entities. Expand your statement that "[w]e can distribute earnings by not breaking Hong Kong law" to describe any restrictions and limitations on your ability to distribute earnings from your company, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements.

RESPONSE:

The subsidiary in the China has been dormant since July 1, 2020 that it has not received any income and has only incurred administrative expenses, mainly for book keeping and statutory filing (FY 2021: around US$700).  Other than bank balances of around US$2,000, this subsidiary did not have other major assets and this subsidiary was in deficits that its liabilities were more than assets.  The said bank balance has been deployed to settle the administrative expenses in the next financial years.

For Fiscal Year 2022, this subsidiary did not derive any income and only incurred small amounts of administrative expenses and bank charges.

Until it was disposed of on September 1, 2022, it has remained as dormant and incurred only administrative expenses and has not derived any income.  Therefore, the Company believes that the declaration of dividends is just a hypothetical issue for discussion. In addition, as mentioned this subsidiary was disposed of on September 1, 2022, and there were no sales proceeds received by the Company from this disposal and shall be reflected in the financial statements for the 1st quarter of financial year 2022/23.

From a cashflow perspective, we advise that the main bank accounts of the Company are maintained in Hong Kong. Where the Company will derive profits in future, cash shall be paid from Hong Kong to US transfer agents or lawyers custody accounts.  Based on our experiences, there is no restrictions on the payments from the Company’s bank accounts to service providers in the US, including the transfer agents, lawyers, or other third parties. Based on our understanding, there are no legal restrictions on such transfer.

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2. We note your response to comment 5. Please revise to provide prominent disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash. In this regard, we note that your reference to the risk factor on page 11 addresses benefits under relevant tax treaties on dividends paid by your PRC subsidiaries.

RESPONSE:

We believe the response to comment number 1, above, also addresses this comment, as our Chinese subsidiary was disposed of on September 1, 2022.

3. We note your response to comment 6. Revise your disclosure to state that you have no such cash management policies that dictate how funds are transferred.

RESPONSE:

We have revised our disclosure to state that we have no such cash management policies that dictate how funds are transferred.

4. We note your response to comment 7, however, we are unable to locate disclosure that specifically discusses risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws.

RESPONSE:

We believe the response to comment number 1, above, also addresses this comment, as our Chinese subsidiary was disposed of on September 1, 2022. However, as previously included see Risk Factors section titled “RISKS RELATED TO DOING BUSINESS IN CHINA” and specifically “Uncertainties with respect to the PRC legal system could adversely affect us.” which appears on Edgar page 11 of our amended Form 10-KA

5. We note that your disclosure in response to comment 8 addresses permissions or approvals from Chinese authorities to list on U.S. exchanges, though your discussion seems to be limited to approvals from the CAC. Please also discuss any necessary approvals from the CSRC. Also, please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or Hong Kong authorities to operate your business. In doing so, explain how you arrived at your conclusion and the basis for your conclusion. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries:

•	(i) do not receive or maintain such permissions or approvals,
•	(ii) inadvertently conclude that such permissions or approvals are not required, or
•	(iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

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RESPONSE:

After disposal of the Jianyu Insurance Co., Limited in the last quarter of the year ended June 30, 2022, the Company has no more business specifically requires license or approval to be carried out in Hong Kong.

On the basis that the Company and its investors are purely passive investors and do not involve in the day-to-day operations, they shall not have any consequences other than possible financial loss if the Company’s subsidiaries are carrying businesses without permissions and approval or other situations mentioned above. Nevertheless, the subsidiary directors who are involved in the day-to-day operations shall be under the penalties to be laid down under such governing laws of such controlled operations.

6. We note your response to comment 9 and reissue in part. We note your disclosure that “[i]f our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.” Please revise to add that as a result, an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

RESPONSE:

We have amended the filing to include the following (the italicized portion below is for ease of the examiner’s review, and the additional language does not appear italicized in the actual filing):

Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. Additionally, and as a result of a failure to be inspected, the exchange on which we are then listed may determine to delist our securities.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. As of the date of this Annual Report on Form 10-K, Total Asia Associates PLT, our auditor, is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

Item 1A. Risk Factors, page 15

7. We note your response to comment 11 and reissue in part. We note your disclosure about the CAC and other PRC authorities’ increased focus on cybersecurity laws and regulations and the risk that you could be subject to enhanced cybersecurity review or investigation. Please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, provide the basis for your beliefs.

RESPONSE:

We believe the response to comment number 1, above, also addresses this comment, as our Chinese subsidiary was disposed of on September 1, 2022.

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CONCLUSION

In connection with the Company’s responding to the comments set forth in the September 2, 2022, letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Sincerely,

Ajia Innogroup Holdings, Ltd

Mr. Wai Hing (Samuel) Lai

Chief Financial Officer

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